Loan No. RX1447A
FIRST AMENDMENT TO MASTER LOAN AGREEMENT

THIS FIRST AMENDMENT TO MASTER LOAN AGREEMENT (this "Amendment" ) is entered into as of January 10, 2019, between ARTESIAN WASTEWATER MANAGEMENT, INC, a corporation organized and existing under the laws of the State of Delaware (the "Company"), and CoBANK, ACB, a federally chartered instrumentality of the United States ("Co Bank"),

BACKGROUND

CoBank and the Company are parties to a Master Loan Agreement dated as of August 8, 2018 (the "MLA"). The parties now desire to amend the MLA.

NOW, THEREFORE, for valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Company and CoBank agree as follows:

SECTION 1. Definitions. Capitalized terms used herein and not defined herein shall have the meanings given to those terms in the MLA.

SECTION 2. Amendments.

(A) Amendment to Definition of "Debt Service Coverage Ratio". The definition of the term "Debt Service Coverage Ratio" in Exhibit A of the MLA is hereby amended and restated to read as follows:

"Debt Service Coverage Ratio" shall mean the ratio of: (1) net income (after taxes and after eliminating any gain or loss on sale of assets or other extraordinary gain or loss), plus depreciation expense, non-cash income taxes, amortization expense, and interest expense, minus non-cash patronage, and non-cash income from Subsidiaries and/or joint ventures, and minus grant income; to
(2) all principal payments due within the period on all Long Term Debt plus interest expense, but excluding non-cash interest expense payable to affiliates (all as calculated for the Company on an unconsolidated basis for the applicable fiscal year in accordance with GAAP consistently applied or the appropriate standards of the regulatory agency having jurisdiction over the Company).

(B) Amendment to Compliance Certificate. Exhibit B to the MLA is hereby amended and restated to read as set forth on the Exhibit to this Amendment.

SECTION 3. Representations and Warranties. To induce CoBank to enter into this Amendment, the Company represents and warrants that: (A) no consent, permission, authorization, order or license of any governmental authority or of any party to any agreement to which the Company is a party or by which it or any of its property may be bound or affected, is necessary in connection with the execution, delivery, performance or enforcement of this Amendment; (B) the Company is in compliance with all of the terms of the Credit Documents, and no Default or Event of Default exists; and (C) this Amendment has been duly authorized, executed and delivered by the Company, and creates legal, valid, and binding obligations of the Company which are enforceable in accordance with their terms, except to the extent that enforceability may be limited by applicable bankruptcy, insolvency or similar laws affecting the rights of creditors generally.

SECTION 4. Confirmation. Except as amended hereby, the MLA shall remain in full force and effect as written.

SECTION 5. Counterparts and Electronic Delivery. This Amendment may be executed in counterparts (and by different parties in different counterparts), each of which shall constitute an original, and all of which when taken together shall constitute a single agreement. In addition, this Amendment may be delivered by electronic means,

(Signature Page Follows)

IN WITNESS WHEREOF, the parties have caused this Amendment to be executed by their duly authorized officers as of the date shown above.

CoBANK, ACB		ARTESIAN WASTEWATER MANAGEMENT, INC.

By:	/s/ Christen Spencer	By:	/s/ David B. Spacht
Title:	Assistant Corporate Secretary	Title:	CFO Treasurer